March 12, 2020

Pablo Legorreta
Chief Executive Officer
Royalty Pharma plc
110 East 59th Street
New York, New York 10022

       Re: Royalty Pharma plc
           Draft Registration Statement on Form S-1
           Submitted February 13, 2020
           CIK No. 0001802768

Dear Mr. Legorreta:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted February 13, 2020

Our Portfolio, page 4

1. For each of the commercial products and product candidates shown in your table, please expand the table to include a brief indication of how you have invested in these products or product candidates. In this regard, we note your disclosure under "Acquisition of royalties" on page 101 of the classifications of the various structures through which you acquire the rights to royalties. Please advise us if those classifications would be the most useful way to present the requested information to investors in this section.
2. Please revise the table to remove the estimated "Total End Market Sales" figures for each third-party drug or explain why you believe it is appropriate to highlight prominently these figures in the table. Also, tell us your basis for highlighting a single year of royalty
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Royalty Pharma plc
March 12, 2020
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         receipts by discussing whether this information provides investors with an adequate basis to assess the significance of each royalty right.
3. For each product, disclose the expected duration of the royalty obligations to which you are entitled, including, where appropriate, by disclosing the expiration dates of the underlying patents or projected expiration dates for any patents that may issue from pending applications. If patent cliffs will materially impact your royalty receipts in the next few years, then please revise the table to prominently disclose this information and discuss such cliffs in other sections of the prospectus, where appropriate.
Our portfolio is highly diversified across products, therapeutic areas and marketers, page 5

4. We refer to your risk factor disclosure on page 25 concerning your reliance on a limited number of products. Please balance your prospectus summary disclosure concerning your high degree of product diversification by also addressing your reliance on a limited number of products.
The Manager, page 9

5. Please revise to identify the Manager and discuss the relationship between the Manager and your officers and directors. Also, briefly indicate the formula for determining how the fixed fee payable to the Manager on Adjusted Cash Receipts, and the fixed fee payable to the Manager on "certain assets," will be determined. Similarly, briefly indicate the formula for determining how the quarterly dividends payable to Equity Performance
         Award Holdings, an affiliate of the Manager, will be determined.
The Reoganization Transactions, page 9

6. Please revise your diagram on page 10 and on page 53 to show that the Manager will be entitled to Operating and Personnel Payments, to Equity Performance Awards and to
         dividends through its ownership interests of RPI GP 2019, LP.
7. Given the information in your diagram on page 10 that you will be entitled to 82% of the
       Existing Royalties and 100% of the New Royalties, please make it more clear in your disclosure that investors in your offering will be making an investment decision based on
FirstName LastNamePablo Legorreta
       a royalty stream that is more heavily weighted towards New Royalties as compared to
Comapany NameRoyalty Pharma plcalso tell us if these arrangements present any additional risk your legacy investors. Please
March factors, or conflicts of interests, that should be disclosed to investors in your offering.
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Royalty Pharma plc
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Summary of the Offering Structure, page 11

8. We note your disclosure that your offering is being conducted through an "Up-C"
         structure. Please tell us whether you are entering into any tax receivable agreements as part of the reorganization.
Risk Factors, page 12

9. With reference to your disclosures on pages 47 and 169, please revise the summary to highlight your anticipated PFIC status and risks to U.S. holders if they do not file timely a
         QEF election and/or fail to file annual information returns on IRS Form 8621.
Risk Factors, page 21

10. Although we note your disclosure in the seventh bullet point under "Risk Factors" on page
         12, we see limited risk factors addressing actual and potential conflicts of interest with the
         Manager and its affiliates. In this regard, we note your disclosure under "Conflicts of
         Interest" on page 144 regarding Mr. Legorreta's involvement with BioPharma Credit PLC and the potential for conflicts of interest described in that section. Please ensure that your risk factors address all material actual and potential conflicts of interest.
We have no employees and will be entirely dependent upon the Manager for all the services we require, page 23

11. We note from your disclosure under "The Manager" on page 134 that you will retain the right to remove the Manager in "certain circumstances." If your ability to remove the
         Manager is limited, please expand this risk factor as appropriate.
We make assumptions regarding the royalty duration for terms that are not contractually fixed..., page 25

12. Please revise to clarify the risk by indicating whether a shortened royalty term has caused a permanent impairment in recent years.
The success of our business depends upon key members of the Manager's senior advisory team..., page 35

13. We note your disclosure on page 144 that Mr. Legorreta is a co-founder of, and has significant influence over, Pharmakon Advisors. Given this position, please expand your risk factor disclosure, if appropriate, to discuss any material constraints on the time that
         Mr. Legorreta has to devote to you and/or the Manager.
If our Class A ordinary shares are not eligible for deposit and clearing within the facilities of
DTC..., page 45

14. Please tell us, and revise as applicable to clarify, whether this risk applies to all publicly traded companies or whether the risk is more pronounced for public companies
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Royalty Pharma plc
March 12, 2020
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         incorporated in the U.K. Also, clarify whether your shares could continue to be listed on the NYSE or Nasdaq in the event that DTC ceased to act as a depositary and clearing agency for your ordinary shares.
We expect to be treated as a PFIC for U.S. federal income tax purposes..., page
47

15. We note your disclosure that you "expect to provide information to all electing shareholders needed to comply with the QEF election, including with respect to any of
         [y]our subsidiaries that may be classified as a PFIC" and that "no assurance can be given that [you] will be able to provide information necessary to make QEF elections with respect to any subsidiary that is a PFIC and that you will not control." Please disclose any material adverse consequences to your shareholders if you are not able to provide the information necessary for them to make QEF elections with respect to any subsidiary that is a PFIC and that you do not control.
Unaudited Pro Forma Financial Information, page 62

16. Please note that once you have included complete pro forma financial information in your
         Form S-1, we will need sufficient time to review such information and may have additional comments based on your compliance with Article 11 of Regulation S-X. We also encourage you to present your pro forma adjustments in separate columns to more clearly illustrate the impacts of the various transactions (e.g., Exchange Offer
         Transactions, Reorganization Transactions, sale of Class A ordinary shares in IPO, etc. )
         to which you are giving effect.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
80

17. Please describe material known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on total income and revenues or results of operations. For example, if the Operating and Personnel
         Payments under the new Management Agreement or other aspects of the Exchange Offer
         Transactions and Reorganization Transactions will materially impact your general and administrative expenses or your total operating expenses, or impact your operating income, please include appropriate disclosure. Please also disclose any known funding commitments that would be material to an understanding of your operating results and financial condition.

FirstName LastNamePablo of Operations, page 84
Understanding Our Results Legorreta
Comapany NameRoyalty Pharma plc
18. Please quantify the term "de minimis" in paragraph 4 and tell us why it would not be
March appropriate to reflect this interest in your organizational diagram on pages 10 and 53.
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FirstName LastNamePablo Legorreta
Royalty Pharma plc
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Income from royalty assets, page 89

19. You provide an overview of your royalty portfolio on page 83 which disaggregates both your growth and mature product royalties by product and quantifies the royalties received from each. Please consider providing a similar presentation for your income from royalty assets in order to more clearly illustrate the underlying changes in this income from period to period. In this regard, consider disaggregating your royalty income by product for each period along with the corresponding yield for that period.
Income from royalty assets -- Years ended December 31, 2018 and 2017, page 90

20. Please quantify the increases and the offsets for the product categories described in the second sentence of the first paragraph of this section.
Provision for changes in expected cash flows from royalty assets, page 91

21. Please revise your discussion of changes in your provision to address the credits recorded to the provision related to your cystic fibrosis franchise in both 2018 and 2017 as well as for Letairis in 2018.
Non-GAAP Financial Results, page 93

22. So that you do not give undue prominence to your discussion of non-GAAP measures, please revise your discussion of your Results of Operations beginning on page 89 to incorporate your discussion on pages 95-97 regarding each of your products to the extent that this information also impacts the amount of royalty income and revenues recognized in your financial statements for each period.
Commitments, Contingencies and Guarantees, page 102

23. Please revise footnote 3 to your table in this section to clarify, if true, that the table excludes the Operating and Personnel Payments payable under the new Management
         Agreement. If Operating and Personnel Payments will be payable under the New
         Management Agreement, as described in footnote 3, during the "2022-2023" and
         "Thereafter" periods, please revise the table to indicate the potential for such payments rather than indicating "N/A" in the table for those periods.
Credit and Counterparty Risk, page 106

24. Although we note your reference to the Company Overview within your MD&A for a discussion of your concentration of receivables balances with select marketers, we do not see this disclosure in your filing at this time. Please advise. Financial Covenants, page 107

25. We note your disclosure in the first paragraph of this section that the Credit Agreement contains financial covenants that require you to maintain compliance with specified
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         financial ratios. Although we note your disclosure regarding Adjusted EBITDA and your
         Secured Leverage ratio in the next paragraph, please revise future amendments to disclose clearly whether you are and have been in compliance with the financial covenants specified in the first paragraph of this section.
Senior Secured Credit Facilities, page 107

26. Although we note your disclosure that the maturity dates and interest rates applicable to certain tranches of term loans under the Credit Agreement are described in "Long-term
         Debt," we do not see this disclosure in your filing at this time. Please advise. Also please advise whether you will update the "Borrowings" presentation included on page 101 to add the terms of the new Credit Agreement, and any balances as of March 31, 2020.
Development-Stage Product Candidates, page 130

27. Please revise the disclosure in this section to provide royalty rate disclosures applicable to the development-stage product candidates.
U.S. Investment Company Act Status, page 135

28. Please note we will continue to assess the disclosure in this section and in the risk factor on pages 34-35 and may have further comment.
Management, page 137

29. We note your disclosure in the last risk factor on page 23 that your success will be largely dependent upon the expertise and services of others, including the investment committee.
         Accordingly, please disclose who is serving or will be serving on the investment committee.
Directors (who are not Executive Officers), page 138

30. Refer to Regulation S-K Item 401(e)(1) and ensure that you have described the business experience during the past five years of each director and each person's principal occupations and employment during the past five years. As examples, please disclose: (i)
         when Dr. De Souza become the Executive Chairman of Bionomics Ltd.;
(ii) whether Mr.
         Norden's position as Chief Financial Officer of Wyeth ended within the last five years;
         (iii) Mr. Giuliani's principal business occupations and employment during the past five years; and (iv) whether Mr. Riggs continues to serve on the Investment Committee.
Executive Officer Compensation, page 142

31. With reference to your disclosure at the bottom of page F-28, please provide us an analysis explaining why you do not include Regulation S-K, Item 402 disclosure for fiscal
         2019. Please also provide us with additional analysis to support your position that Item
         402 disclosure will not be required for future periods given your newly adopted structure.
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Certain Relationships and Related Party Transactions, page 144

32. Please file the agreements related to the Equity Performance Awards and the Director
         Appointment Agreement as exhibits to your filing.
Operating and Personnel Payment, page 145

33. With respect to the 0.25% fee payable on the GAAP value of security investments at the end of the quarter, it appears that the Manager would be entitled to this fee based on the mark-to-market value of those securities at the end of every quarter even though you might not actually realize any gains in those securities when sold. If that is the case, please make that clear. If this fee structure presents a conflict of interest, please include appropriate disclosure, including risk factor disclosure.
Equity Performance Awards, page 146

34. We note that the Equity Performance Awards are based on a portfolio-by-portfolio basis and that investments made during each two-year period will be grouped together as a separate portfolio. Please disclose the business purpose for separating your investments into portfolios based on two-year periods for purposes of the Equity Performance
         Awards. Since investors in your Class A ordinary shares will have exposure to all of your investments, please expand your penultimate risk factor on page 35 to disclose any additional material risks to investors in your offering from the Equity Performance
         Awards being determined on a portfolio-by-portfolio basis, including that there may be
         Equity Performance Awards payable to your affiliates when your overall portfolio of investments is not performing as well as the portfolios used as the basis for measuring the
         Equity Performance Awards.
35. Since the Equity Performance Awards will be payable in RP Holdings Class B Interests that will be exchanged upon issuance for Class A ordinary shares, please disclose the potential for dilution to holders of the Class A ordinary shares as a result of the Equity
         Performance Awards. Please also disclose if there will be a potential range of such dilution on a yearly or other basis, or a maximum cap on the Equity Performance
         Awards, and include risk factor disclosure if appropriate.
Review, Approval or Ratification of Transactions with Related Parties, page 149

36. Please disclose the standards that will be applied in determining whether to approve any of the transactions described in this section. Refer to Item 404(b)(1)(ii) of Regulation S-
         K.
Security Ownership of Certain Beneficial Owners and Management, page 151

37. We note from footnote 1 to your table that beneficial ownership of the Class A ordinary shares reflects beneficial ownership of RP Holdings' Class B Interests exchangeable for
         Class A ordinary shares "immediately following the offering." Given the disclosure in the
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         first sentence of footnote 1, which indicates that the exchanges of the Class B Interests for
         Class A ordinary shares may not occur until after the expiration of the underwriters' lock-
         up agreements, it is not clear from your current disclosure how the Class B Interests will be reflected in your beneficial ownership table. Please advise and revise your disclosure as necessary for clarity.
Voting Rights, page 155

38. Refer to to Regulation S-K Item 202(a)(1)(v) and specify the vote required by security holders to take action on ordinary resolutions.
Annual Accounts and Independent Auditor, page 158

39. We note your disclosure in the first paragraph on page 159 that annual accounts and reports must be presented to the shareholders at a general meeting prepared in accordance with IFRS as adopted by the European Union. If you will not also be providing such reports in U.S. GAAP, please revise your disclosure as appropriate. Class A Ordinary Shares Eligible for Future Sale, page 161

40. We refer to your disclosure in the parenthetical of the first sentence of the third paragraph of this section and the similar disclosure in parenthetical of the second paragraph under
         "Lock-Up Arrangements" on page 162. Please tell us why the numbers or percentage in these parentheticals would change if the underwriters exercise their option to purchase additional shares in full and "after giving effect to the use of the net proceeds therefrom," or revise your disclosure as appropriate.
U.K. taxation of dividends; and
U.K. taxation on capital gains, page 163

41. We note your disclosure in these sections that U.S. holders, under the circumstances described, "should not" be subject to U.K. tax in respect of any dividends, "should not" be liable to U.K. capital gains tax, and "should not be" liable for U.K. corporation tax.
         Please unequivocally state what the tax consequences will be, not what they "should" or
         "should not" be. If you are unable to provide an unequivocal statement, for each material tax consequence where uncertainty exists, please disclose the reason for the uncertainty, the degree of the uncertainty, the possible alternatives, and the risks to investors, including appropriate prospectus summary and risk factor disclosure. For guidance, refer to Section
         III.C of Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings
         (October 14, 2011).
Consolidated Balance Sheet, page F-3

42. Please revise both your current and non-current line items "Royalty assets, net - financial assets" to parenthetically quantify the amount of the allowance for changes in expected cash flows.
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Royalty Pharma plc
March 12, 2020
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Consolidated Statements of Comprehensive Income, page F-4

43. In order to more clearly understand and differentiate your revenue streams from royalty assets, please consider revising your revenue line items to indicate the specific royalty assets from which such revenues are derived. For example, consider labeling your revenue streams as "Income from financial royalty assets" and "Revenue from intangible royalty assets" or something similar.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Royalty Assets, page F-9

44. Please demonstrate how you determined that the accounting in ASC 310 - Receivables, is the appropriate accounting guidance to account for the "royalty assets, net - financial assets" applying the guidance to your specific facts and circumstances. In this regard, tell us whether there were any accounting alternatives that you considered. Investment in non-consolidated affiliates, page F-14

45. For both of the Avillion entities in which you have made an investment, please provide us with your analysis supporting your conclusion that you do not have the power to direct the activities that most significantly influence the economic performance of the entity.
Concentrations of credit risk, page F-15

46. Please file your agreement with Vertex as an exhibit or provide us with an analysis supporting your determination that you are not substantially dependent on that agreement.
7. Cumulative Allowance for Changes in Expected Cash Flows from Royalty Assets, page F-22

47. Please revise to present your allowance rollforward by product similar to the level of disaggregation in your royalty assets table on page F-21.
Signatures, page II-4

48. Please revise to indicate who is signing in the capacity of your principal financial officer and to include the signature of your authorized representative in the United States. Please refer to Instruction 1 to Signatures to Form S-1.
General

49. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNamePablo Legorreta
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
Comapany NameRoyalty Pharma plc reliance on Section 5(d) of the Securities Act, whether or present to potential investors in
March not they retain 9
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FirstName LastName
 Pablo Legorreta
FirstName LastNamePablo Legorreta
Royalty Pharma plc
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        You may contact Christine Torney at (202) 551-3652 or Angela Connell at
(202) 551-
3426 if you have questions regarding comments on the financial statements and related matters.
 Please contact Tim Buchmiller at (202) 551-3635 or Joseph McCann at (202) 551-6262 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Marcel Fausten, Esq.